U.S. Securities and Exchange Commission
Division of Investment Management

March 12. 2025

VIA E-MAIL

Ann Maurer
Pursuit Asset-Based Income Fund
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212

Joshua B. Deringer, Esq.
Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
Philadelphia, PA 19103-6996

Re: Pursuit Asset-Based Income Fund
Initial Registration Statement on Form N-2
File Nos: 333-284708 and 811-24051

Dear Ms. Maurer and Mr. Deringer:

On February 5, 2025, Pursuit Asset-Based Income Fund (the "Fund") filed a registration statement on Form N-2 (the "Registration Statement") under the Securities Act of 1933, as amended (the "1933 Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"). A delaying amendment was filed on February 10, 2025, in response to staff comment, to include the language required by Rule 473 under the 1933 Act.

We have reviewed the filings and have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement. Unless otherwise specified, references to items, instruction numbers and guides in this letter are to items and instructions in Form N-2, and the Guidelines for Form N-2, respectively. References to rules are to the rules under the 1940 Act.

General:

1. We note that the Registration Statement is missing information and exhibits (*e.g.*, seed financial statements of the Fund) and contains bracketed disclosures (*e.g.*, fee table and expense example, discussion of officers and directors in the SAI). A full review,

including financial review (e.g., seed statements, auditor's report, consent) must be performed prior to declaring the registration statement effective. We may have additional comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment.

2. Where a comment is made regarding disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

3. Please advise us if you expect to submit any exemptive application(s) or no-action request(s) in connection with the Registration Statement in addition to the requests for multi-class and co-investment relief. Please ensure the disclosure throughout the registration statement, as noted on the cover page, is clear that only Class I shares will be available for purchase unless the multi-class exemptive relief is obtained. Please also ensure throughout that the disclosure is clear that there is no guarantee that the registrant will receive an exemptive order.

4. We note that as of the filing date of the registration statement, Pursuit Fund Advisers, LLC is only registered with the SEC as an exempt reporting adviser. Please supplementally discuss the Adviser's registration status and the Adviser's plans with respect to registration under the Investment Advisers Act of 1940.

5. Please confirm that the Fund does not intend to issue preferred or debt securities within a year from the effective date of the Registration Statement.

6. Please confirm the Fund will attach any credit agreements by pre-effective amendment to Part C if any credit facilities will be in place by the Fund's launch.

Accounting comments:

7. Please explain in correspondence whether leverage will be used in the fund's first year of operations.

8. Please include examples demonstrating the operation of the incentive fee in an amendment. In addition, please provide the examples in the correspondence response.

9. Please provide the name of the fund's independent registered public accounting firm in correspondence.

Legal comments:

Cover Page

10. Please explain in your response the extent to which the Fund will invest/invests in private funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. If the Fund will invest/invests more than 15% of its net assets in private funds that rely on sections

3(c)(1) or 3(c)(7), please note that as a registered closed-end fund, the Fund should impose a minimum initial investment requirement of at least $25,000 and restrict sales to investors that, at a minimum, satisfy the accredited investor standard. Please explain to us why it is/would be appropriate for the Fund to offer shares without imposing these limitations. We may have additional comments after reviewing your response.

11. We note that footnote (1) to the offering table on page (i) suggests the initial investment minimum may be waived for *all* classes of shares and all categories of investors. Please clarify that such waivers would be limited to certain categories of investors and cross reference to the section of the Registration Statemen that discusses waivers (we note that the discussion is in the "Purchasing Shares" sub-section on page 58). Please confirm this is accurate and clarify the disclosure as applicable throughout registration statement.

12. Please disclose the anticipated timing of the Fund's initial repurchase offer.

13. If applicable, please add the following bullet points since the Fund's shares will not be listed on an exchange:

- The amount of distributions the Fund may pay, if any, is uncertain and the Fund may pay distributions in significant part from sources that may not be available in the future and that are unrelated to the Fund's performance, such as from offering proceeds, borrowings and amounts from the Fund's affiliates that are subject to repayment by investor.

- Such distributions may constitute return of capital which will reduce an investor's adjusted tax basis in the common shares.

- An investor will pay a sales load of up to [_]% and offering expenses of up to [_]% on the amounts it invests. If you pay the maximum aggregate [__]% for sales load and offering expenses, you must experience a total return on your net investment of [__]% in order to recover these expenses.

- The Fund intends to invest in private companies and private loans for which very little public information exists. Such companies are also generally more vulnerable to economic downturns and may experience substantial variations in operating results.

- The privately held companies and below-investment-grade securities in which the Fund will invest may be difficult to value and are illiquid.

Fund Summary

The Fund and the Shares, p. 1

14. In the third paragraph, please clarify that the Shares in the Fund will not be listed on any exchange.

15. The disclosure at the bottom of page 1 references the reorganization of the Predecessor Fund with and into the Fund. In correspondence, please provide additional information related to the reorganization, including whether any exemptive relief is required in order to affect the reorganization. If you are relying on the GuideStone no-action letter, please explain any differences and similarities between the facts underlying the reorganization of the Predecessor Fund into the Fund and those in the Guidestone no-action letter. Please explain why the Predecessor Fund did not itself register as a fund and instead reorganized into the Fund.

Investment Objectives and Strategies, p.2

16. We note that the Fund intends to invest "at least 80% of its net assets … in specialized investment strategies in smaller, undercapitalized assets and markets", which are defined as "Niche Asset-Based Alternatives". Please clarify the 80% test as it suggests investments in "strategies" as opposed to particular types/categories of investment suggested by the Fund's name.

17. We note that the disclosure in the fourth paragraph states that Niche Asset-Based Alternatives "may include, but are not limited to," a range of categories of investments. Please revise the disclosure to clearly describe the types of investments that the Fund will purchase or sell as part of its principal investment strategy. Please describe such principal investments in plain English.

18. In the fourth paragraph:

    a. In the first sentence, please clarify what constitutes “smaller, undercapitalized assets and markets.” Is there a minimum/maximum capitalization for issuers that the Fund intends to invest in?

    b. Please clarify whether the loans referred to will be senior or subordinated. Does the Fund intend to invest in covenant lite loans? Please disclose, as applicable.

19. We note the Fund's "Niche-Based Alternatives are investments in "markets that are not broadly financed by traditional commercial banking...." Please clarify if this is different from the "primarily developed markets" described in the fifth paragraph. Please clarify if the Fund will invest in foreign issuers including from emerging markets, and where appropriate, describe how the Fund defines “developed” and “emerging markets”, if appliable.

The Investment Manager, p. 3

20. Please review the disclosure related to the Investment Adviser’s registration status and revise as needed. See comment 4 above.

The Offering, p. 5

21. In the second paragraph, please clarify that the Fund may waive the minimum initial investment for certain categories of investors. Please confirm that the "Purchase of Shares" sub-section discloses all such categories of investors.

Fund Fees and Expenses, pp. 8-10

22. Please provide a completed fee table and expense example for our review.

Investment Objectives and Strategies, pp. 11-14

Investment Strategies and Overview of Investment Process, pp. 12-14

23. Please clarify the in disclosure whether the Underlying Funds are affiliated with the Fund or the Investment Manager.

24. We note the Fund proposes to invest in specialty consumer loans, student loan debt, and other consumer debt. Does the Fund propose to invest in asset-backed securities and securitizations generally (CLOs, CDOs, etc.), individual loans or both? Please clarify in the disclosure and identify, if applicable, any target allocations between the investment types. Additionally, if the fund proposes to invest in securitizations, will the Fund invest in lower rated tranches?

25. Supplementally, please describe how the Fund will determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes.

26. Please clarify if there are any limits to how much the Fund can allocate among asset types and classes, including below-investment grade securities.

27. We note that the fund may use one or more wholly owned SPVs to make investments. With respect to each wholly owned subsidiary, please disclose:

    a. That any investment adviser to a subsidiary complies with provisions of the Act relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Act. Any investment advisory agreement between a subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and a subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund's and the subsidiary's investment advisory agreements may be combined.

b. Any of a subsidiary's principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a subsidiary should reflect aggregate operations of the fund and the subsidiary.

c. Explain in correspondence whether the financial statements of a subsidiary will be consolidated with those of the Fund. If not, please explain why not.

d. Confirm in correspondence that a subsidiary and its board of directors will agree to inspection by the Staff of the subsidiary's books and records, which will be maintained in accordance with Section 31 of the Act and the rules thereunder.

e. To the extent a subsidiary will be a foreign corporation, confirm that the subsidiary and its board of directors will agree to designate an agent for service of process in the United States.

f. Please identify the subsidiary's custodian, if any.

g. Confirm that a subsidiary's management fee (including any performance fee), if any, will be included in "Management Fees," and the subsidiary's expenses will be included in "Other Expenses" in the Fund's fee table.

h. Disclose that the Fund does not currently intend to create or acquire primary control of any entity which primarily engages in investment activities in securities or other assets, other than entities wholly owned by the Fund. Primarily controlled" means (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund's control of the unregistered entity is greater than that of any other person.

Small Business Corporate and Asset Backed Credit, p. 12

28. Please clarify how the Fund defines "small and medium-sized businesses."

Smaller Consumer Loans and Asset-Backed Credit, p. 12

29. Please clarify the term "smaller balance" and whether these types of loans will be securitized; if so, please disclose whether the Fund may invest in lower rated tranches.

Marketplace Lending, p. 13

30. Supplementally, please clarify what percentage of the Fund will be invested in marketplace/peer-to-peer loans. If the Fund will invest principally in such loans, please disclose the following:

- The fund will only invest through platforms that have committed in writing to provide the fund with individual loan level data that is updated at least as frequently as the fund calculates its NAV.

- In both the fund's registration statement and in the valuation policy footnote to the fund's financial statements, that the fund has adopted a valuation policy which states that (1) the unit of account is at the individual loan level, (2) fair valuation will be performed using inputs which incorporate borrower level data, and (3) the borrower level data is updated as often as NAV is calculated. Please clarify whether the Fund may invest through platforms where it cannot evaluate the completeness and accuracy of the individual loan data provided by the platforms relevant to the existence and valuation of the loans purchased and utilized in the accounting of the loans. We may have additional comments.

- What initial due diligence and ongoing monitoring over the underwriting quality at each platform will be performed.

- The fund's qualified custodian will receive evidence that the fund owns the loan and will have the ability to enforce the loan. Please clarify what the custodian receives as evidence for each of the different types of loans that it will purchase.

Use of Leverage, pp. 15-16

31. The first paragraph of this section discusses the use of derivatives such as swap agreements, options or other derivative instruments, and the use of short sales; however, the Fund's principal investment strategies do not disclose the use of derivatives. Please reconcile.

32. The second paragraph states "The Fund may be subject to certain restrictions on investments imposed by lenders or by one or more rating agencies that may issue ratings for any senior securities issued by the Fund." Please consider adding a risk factor below to describe this risk.

33. We note Item 8.3.a of Form N-2 requires the table illustrating the effects of leverage if the prospectus offers common stock and the Fund has outstanding or is offering a class of senior securities. Please disclose whether the Fund will be offering senior securities or revise the Registration Statement accordingly. See also comment 5 above.

Principal Risk Factors, pp. 16-42

General Risks, pp. 16-18

34. Please disclose risks arising because Shares are not redeemable and will not be listed on an exchange.

Dependence on the Investment Manager, p. 17

35. To improve investor comprehension, please consider combining this risk with "Management Risk" below.

Investment-Related Risks, General, pp.19-21

Sourcing Investment Opportunities Risk, p. 21

36. To improve investor comprehension, consider combining with the first risk in this section, "Competition for Assets Risk" or moving closer to this risk since they are related.

Investment Strategy-Specific Investment-Related Risks, pp. 21-42

Asset-Backed (Including Mortgage-Backed) Securities, pp. 23

37. Please review this section related to real estate loans and move to the principal investment strategy since the bullet points describe types of loans but not the risks related thereto.

Foreign Investment Risk, pp. 26-27

38. We note that investment in foreign securities is not described in the principal investment strategy. Please ensure that each identified risk corresponds to a related principal investment strategy.

39. Please separate foreign investment risk and emerging market risk under separate subheadings.

High Yield Debt, pp. 27-28

40. Please refer to such securities as “junk bonds.”

Inflation/Deflation, p.28

41. Please confirm this is a Specific Investment Risk and not a General one.

Interest Rate Risk, p.29

42. This section references floating and variable rate securities. In the principal investment strategy section, it is unclear whether the fund will invest in floating or variable rate securities. Please revise.

Royalties, p.33

43. While the Fund mentions royalties in the principal investment strategy section, they are not described in any detail. Please revise the principal investment strategy section accordingly.

Second Lien and Subordinated Notes, 34

44. We note that this risk does not correspond to any principal investment strategy discussion above. Please revise.

Structured Notes, p. 35

45. We note that this risk does not correspond to any principal investment strategy discussion above. Please revise.

Additional Risks of the Fund, pp. 37-42

RIC-Related Risks of Investment Generating Non-Cash Taxable Income, p. 41

46. Please describe the Fund's investment in PIK and other debt instruments that will be treated as having market discount and/or OID in the principal investment strategy section.

47. Please disclose the additional risks presented by investments in PIK and OID securities, including the following:

    a. The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

    b. The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

    c. Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash; and

    d. Use of PIK and OID securities may provide certain benefits to the Investment Manager including increasing management fees and incentive compensation.

Limits of Risk Disclosures, p. 42

48. The first sentence suggests that the risks presented "are not intended to be a complete enumeration or explanation of the risks involved in an investment in the Fund." Risk

factors presented in the prospectus should reflect all of the principal risks of investing in the Fund. Please delete this disclosure.

Fund Performance, p. 42

49. Please explain in your response what no-action letter the Fund will be relying upon to show prior performance of the Predecessor Fund. We may have additional comments and/or questions.

50. If the prior performance is included solely to establish a performance record, the performance should not be presented. We note the Predecessor Fund commenced operations on October 15, 2024. Please supplementally address the appropriateness of including prior performance information.

51. Prior performance of the predecessor Account must be adjusted to reflect the maximum sales load of each class of the fund if a multi-class fund. Please revise the disclosure accordingly.

52. Please supplementally represent that the Fund has the records necessary to support the calculation of the performance as required by rule 204-2(a)(16) under the Investment Advisers Act.

53. Supplementally, please identify the appropriate broad based securities market index against which the Fund will measure its performance.

Management of the Fund, p. 43-44

54. Please update this section to reflect the current registration status of the Investment Manager.

Investment Management Fees, pp. 44-45

55. Please provide a graphical representation of the income-related portion of the incentive fee, and examples demonstrating the operation of an incentive fee in the prospectus.

56. Please include a discussion of conflicts of interest where appropriate, given the disclosure suggest that the Fund invest in instruments that provide leverage and uses PIK or OID instruments, all of which have the effect of increasing its compensation.

Conflicts of Interest, pp. 49 -50

57. In the absence of a co-investment order, please include disclosure regarding limitations imposed by the 1940 Act on co-investment.

Statement of Additional Information

Fundamental Policies, pp. 3-5

58. Under the Fund's concentration policy as disclosed in the SAI, the Fund does not address whether asset-backed securities represent interests in any industry or group of industries.

Please note a fund must determine which industry classification or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed security's underlying receivables (*e.g*., consumer loans, real estate loans, etc.) to determine its industry classification for purposes of the Fund's concentration policy. A fund could also reasonably choose to classify its non-mortgage related ABS investments in a single industry for concentration purposes.

Please revise this description in the SAI to address asset-backed securities and make any necessary conforming changes to the Principal Strategies section of the prospectus.

59. Consider moving the information regarding where shareholders may obtain information regarding the next share repurchase date to the prospectus or delete.

Signatures

60. Please correct the signatories when you file an amendment to the registration statement. Section 6(a) of the 1933 Act requires a registration statement to be signed by the issuer, its principal executive officer or officers, its principal financial officer, its comptroller or principal accounting officer, and the majority of its board of directors or persons performing similar functions (or, if there is no board of directors or persons performing similar functions, by the majority of the persons or board having the power of management of the issuer).

* * * * *

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the 1933 Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Should you have any questions regarding this letter prior to filing the pre-effective amendment, please contact me at (202) 551-6870 or hahnja@sec.gov.

Sincerely,

/s/ Jaea Hahn

Jaea Hahn
Senior Counsel

cc: Andrea Ottomanelli Magovern, Assistant Director
Asen Parachkevov, Branch Chief
Catalina Jaime, Accounting Branch Chief
Mindy Rotter, Accounting Reviewer